

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

September 28, 2005

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
401 South Old Woodward, Ste. 450
Birmingham, MI 48009

> **Re:** **Asia Automotive Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed on August 22, 2005**
> **File No. 333-127755**

Dear Mr. Wilson,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Asia

Automotive Acquisition Corporation (Asia Automotive). Additionally, tell us the Securities Act form the companies' filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

3.   Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Prospectus Summary, page 1

4.   We note that a substantial portion of the disclosure on page one is repeated on page 28. Please revise to limit such repetition. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and Instruction to paragraph 503(a) Regulation S-K.

Risk factors, page 7

5.   In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

6.   Please update the disclosure in risk factor five.

7.   Risk factor seven appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

8.   In risk factor eight, we note that management will be able to negotiate its retention as a condition to a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management role or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict in this section and under the caption "conflicts of interest" later in the document.

9.   In risk factor 12, we note that existing shareholders will not be reimbursed for any excess out-of-pocket expenses unless you consummate a business combination. We also note from risk factor 25 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a

discretionary item that the resulting entity may decide not to reimburse? Also, it is not clear what is meant by your use of the term "equity stake." Please clarify.

10.   Please revise your disclosure in the first risk factor on page 12 to clarify the nature of the identified net proceeds, and explain how you will use this amount to "complete a business combination".

11.   Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse affect," "material adverse affect," "adversely affect," or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

12.   We note that risk factor 20 discusses the adverse effect on the market price of your shares. We also note there is a significant difference between the exercise price of the shares and the price of your initial offering. It would appear that the significant price difference would create a downward pressure on the share prices once the warrants become exercisable. Please revise to reflect that possibility.

13.   In risk factor 27, we note that noncompliance with WTO commitments may cause a strain in trade relations. Please revise to discuss how this risk specifically affects your proposed business.

14.   Please explain the reference to "OEMS" in risk factor 29.

15.   Risk factor 30 appears to discuss a risk similar to that discussed in risk factor 41. Please revise to combine the two similar risk factors or advise how the two are different.

16.   Please explain your use of the prefix "Sino."

17.   Risk factor 35 appears broad and generic. The risk of management turnover is a risk that affects companies in and outside of your proposed industry. Please revise to discuss how the noted risk is specific to you or remove the risk factor. Also, the risk factor appears to contain a separate risk than that highlighted in the risk factor subheading. The narrative indicates that there is a risk associated with piracy in the PRC. If such risk is material, please revise to discuss this risk.

18.   A risk factor should only discuss a single risk. Risk factor 39 appears to address two separate risks: one being the uncertain enforceability of material agreements and the other being the difficulty in enforcing federal securities laws. Please revise to discuss each risk separately.

19.   Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

Use of Proceeds, page 21

20.   We note the statement that you believe that excess working capital will be sufficient to cover your expenses. Your later disclosure indicates that you have yet to conduct any activities related to the search of a target business. As such, please revise to substantiate the belief that excess working capital will be sufficient to cover the expenses attendant to consummating a business combination.

21.   We note that any down payment or lock-up payment would be determined based on the terms of the specific transaction. Please revise to clarify that it would limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than the proceeds allocated to excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

22.   Please revise to clarify which line item will be depleted to repay current $5,000 loans.

23.   On page F-9, we note that the underwriters will also receive an expense allowance of one percent of the gross proceeds. Please revise to disclose and elaborate on that payment here and in the underwriting section.

Capitalization, page 25

24.   Please revise your disclosure to include the notes payable to stockholders. Also, please correct the "as adjusted" number of shares issued and outstanding, in the description of common stock in the first column of the table.

Management's Discussion and Analysis, page 26

25.   We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

Proposed Business, page 28

26.   Tell us the factors you considered in determining to value this offering at
        $32,000,000 and offer the units at $8.00 per unit. What factors did you consider
        when determining that you might need $28,200,000 in the trust fund to effect the
        business combination contemplated by the registration statement? Please discuss
        the specific factors and motivations behind the valuation. If management, the
        directors, or any affiliate, agent or other representative has already taken direct or
        indirect measures to locate a target business, or unaffiliated entities have
        approached you with possible candidates, please disclose this information or
        advise. Please note in particular that we are not seeking simply whether or not
        you have "a specific business combination under consideration," but are looking
        more to the type, nature and results to date of any and all diligence, evaluations,
        discussions (formal or informal), negotiations and/or other similar activities
        undertaken, whether directly by the company, an affiliate thereof, or an unrelated
        third party, with respect to a business combination transaction involving the
        company. This includes the time period before the company's corporate existence
        was established on June 20, 2005 and encompasses any and all evaluations and/or
        discussions that may have taken place prior to the involvement of the principals
        with the formal entity of Asia Automotive. Given management's extensive and
        high-level experience in the target industry, the precise nature of their knowledge
        about their ability to effect a combination with a company whose fair market
        value is equal to at least 80% of the company's net assets may be material
        information for which appropriate disclosure is required. We may have further
        comment.

27.   We note that you believe that the target regions present you with a "favorable
        environment for making acquisitions and an attractive operating environment" for
        operating a business for the reasons set forth in the first paragraph on page 28.
        Please revise to provide the basis for the disclosure in the first paragraph,
        including the statement that "vehicle production in Asia will increase five fold by
        2011" and that current growth is eight percent and is "forecasted" to increase by
        eight percent for 2005-2011. Also, we note that "OEMs will continue to seek low
        cost component suppliers at the expense of current sources in North America and
        Europe." Please revise to substantiate the implication that currently OEMs are
        using low cost suppliers at the expense of sources in North America and Europe.

28.   We note that target business candidates will be brought to your attention
        "primarily from Asia Development Capital LLC (ADC) in which event [you] may
        pay a finder's fee or other compensation." We also note that ADC is an affiliate
        of existing shareholders. Because this disclosure conflicts with your disclosure on
        page 40, please revise to clarify if affiliates will be able to receive compensation
        for any activities performed in conjunction with a business combination. We may
        have further comment.

29.   We note that you may also receive candidates' information from unaffiliated sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder's fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

30.   We note that you may engage "professionals" to seeking out target businesses and that any payments will be based on the terms of the transaction. Please revise to explain how this works. Does this mean that "professionals" will not be compensated unless you acquire their proposed company? Does this mean that finder's fees will be determined after a business combination is concluded? If not, how will you determine the fee if the "terms of the transaction are not set?"

31.   We note your disclosure on page 29 that you will focus on companies with $25 million to $50 million in annual revenues. We also note that you have not established any "other specific attributes." Please revise to clarify if the monetary range disclosed is a "specific attribute" that you are seeking. If so, please revise to discuss how you will be come aware of target companies' annual revenues.

32.   On page 30, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

33.   Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.025 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will

be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

34.   Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

35.   On page 33, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Management, page 38

36.   Please review Item 401 of Regulation S-K and revise the biographical information of each officer and director accordingly. For every entity with whom management was or is associated, please revise to name the entity, disclose and describe the position(s) held and disclose the time frame the member of management was associated with such entity. Briefly discuss the line of business for each entity. If you elect to discuss activities beyond the required five year period, such disclosure must be complete as required by Item 401.

37.   We note that you have several special advisors. We note that there is no disclosure indicating they will receive any compensation and that none of the advisors own any shares in the company. Please revise to discuss how the special advisors will be compensated for their participation in your business plans. Also, please revise to clarify if they owe you any fiduciary obligations in the execution of their duties.

Conflicts of Interest, page 40

38.   Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases, excess expense reimbursements, and potential retention by the post combination company.

Principal Stockholders, page 42

39.   Please revise to identify the individuals who are the beneficial owners of the shares held of record by ADC.

40. Please revise to reconcile the maximum price the open market purchases may be executed at disclosed on pages 42 and 43.

41. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements discussed in this section.

42. Please revise to reconcile this document with exhibit 10.10 and clarify that designees may also purchase shares to fulfill the named individuals' obligation to purchase.

43. Please revise to clarify if the warrant purchases are mandatory.

44. We note that Chardan Capital Markets LLC and Rodman and Renshaw LLC (Rodman) has also agreed to purchase warrants in the open market and has sole discretion regarding the timing and quantity of any orders it makes pursuant to this agreement. Please advise if Rodman will participate in the search or any other activities related to the consummation of a business combination. We also note that Rodman has the ability to appoint a designee to be present at all board meetings and receive all communications sent to board members. Please clarify if the designee will be able to communicate non public information to the underwriters as they exercise their sole discretion in making warrant purchases.

    Please file the document that evidences the noted agreement or advise. Also, please revise to clarify if the purchases are mandatory.

45. Please revise to clarify how warrant purchases by "designees" and the underwriters demonstrate relevant confidence in your ability to consummate a business combination. Are they participating in the search and consummation of a business combination?

Certain Transactions, page 43

46. Please correct the purchase price per share in the lead-in sentence to your disclosure. It appears that the amount should be $.025 rather than $.001.

47. We note the disclosure that you may effect a stock dividend in the future to maintain your initial investors' percentage ownership in the event you increase the size of the offering. Please revise to clarify if you will notify potential investors of this further dilution who have already received a copy of your preliminary prospectus and any duties you may have to recirculate this document.

48. We note reference to Rule 462(b) in this section. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

49. The last paragraph in this section appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how

you could assert that the terms will be those "no less favorable" than available from unaffiliated third parties. Please advise.

Underwriting, page 50

50. Tell us whether Rodman will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

51. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

52. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Where You Can Find Additional Information, page 53

53. Please revise to provide the current address of the Public Reference Room.

Financial Statements, page F-1

54. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

55. We note various disclosures regarding the proposed offering which appear to be inconsistent with the terms of the offering disclosed in the registration statement. Specifically, we note the following:

- Note 1 states that at least $6.847 per unit will held in a trust account, compared to $7.05 per unit disclosed on page 3.
- Note 2 states that the warrants will expire four years from the effective date of the offering, versus five years disclosed on page 3.
- Note 5 references a non-accountable expense allowance of 1% of the gross proceeds, yet no such allowance is disclosed in the Use of Proceeds section on page 21.

Please reconcile your disclosures throughout the document accordingly.

Note 5 – Commitments and Related Party Transactions, page F-8

56. We note your disclosure regarding the underwriter purchase option ("UPO") and have the following comments:

- Please clarify your disclosure regarding the timing of the issuance of the UPO, including whether the issuance of the UPO is dependent on, or in any way related to, the effectiveness of the registration statement. For example, you may elect to modify your disclosure to state that upon the completion of the proposed offering, the UPO will be issued to the underwriter for $100, if this statement is accurate.
- We note your disclosure of an expected life of four years. Please tell us whether this represents the full contractual life of the UPO, and if not, your basis for the shorter expected life assumption.
- Please revise MD&A to discuss the UPO, its estimated fair value and the major assumptions used to value it.

57. We note your disclosure regarding the warrant purchase commitments. Please revise your disclosure to clarify that the purchases will be made on behalf of your officers and directors or their affiliates or designees.

58. We note your disclosure on page 47 regarding the agreement with your underwriter to provide warrant solicitation services. Please disclose the material terms of this commitment in the footnotes to the financial statements.

Part II

Signatures, page II-6

59. Please revise to include the signature of the principal accounting officer or controller. Please refer to Instruction 1 of the Signatures to Form S-1.

Exhibits

60.　In exhibit 4.4, we note that various terms specified in the filed agreement appear to be inconsistent with the terms of the UPO outlined in the registration statement. For example, paragraph 1 of the agreement describes 400,000 units with each unit consisting of one share of common stock and two warrants, compared to 320,000 units with each unit consisting of one share of common stock and one warrant as disclosed in the registration statement. Please file a revised agreement which reflects all of the terms of the UPO that will be issued to the underwriter.

61.　In exhibit 10.10, we note that the warrant purchases will be made by Rodman on behalf of the undersigned at such times and amounts as Rodman determines in its sole discretion. Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined. We also note that this agreement is filed as a form instead of an executed agreement. The disclosure in the prospectus indicates that the terms of this agreement as been agreed upon. Please advise why you have filed a form of the agreement instead of an executed agreement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

FOR

John Reynolds
Assistant Director

Cc: Paul Kavanaugh
       Fax # 248-645-2690